Exhibit 99.1

Canadian Imperial Bank of Commerce

Equity-Linked Notes

Distribution Agreement

February 16, 2005

To the Agents party hereto from time to time

Ladies and Gentlemen:

Canadian Imperial Bank of Commerce, a financial institution governed by the Bank Act (Canada) (the “Issuer”), confirms its agreement with each of the Agents party hereto from time to time, as evidenced by their execution of an agency accession letter substantially in the form of Exhibit B hereto, with respect to the issue and sale from time to time by the Issuer of up to US$600,000,000 (or the equivalent thereof in one or more foreign currencies) aggregate initial public offering price of its Equity-Linked Notes (the “Notes”).

The Notes will be unsecured and unsubordinated indebtedness of the Issuer and will be issued pursuant to the provisions of an indenture (as may be supplemented or amended from time to time, the “Indenture”) dated as of May 28, 2003 between the Issuer and Wilmington Trust Company, as trustee (the “Trustee”).

The Notes will have the maturities, interest rates, redemption provisions, if any, and other terms as set forth in terms supplements to the Basic Prospectus referred to below.

The Issuer hereby appoints you as its agent for the purpose of soliciting and receiving offers to purchase the Notes from the Issuer by others and, on the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth and to the reservation by the Issuer of the right to sell the Notes directly on its own behalf, you agree to use your reasonable efforts to solicit and receive offers to purchase the Notes upon terms acceptable to the Issuer at such times and in such amounts as the Issuer shall from time to time specify.  The Issuer reserves the right to designate (orally or in writing) only certain of the Agents to solicit and receive offers to purchase specific tranches of Notes from the Issuer and each of the Agents reserves the right to elect (orally or in writing) not to solicit and receive offers to purchase specific tranches of Notes of the Issuer.  In addition, you may also purchase the Notes as principal pursuant to the terms of a terms agreement relating to such sale (a “Terms Agreement”) in accordance with the provisions of Section 2(b) hereof.

The Issuer has filed with the Securities and Exchange Commission (the “Commission”) a registration statement (Registration No. 333-104577), including a prospectus, relating to the registration of the Notes under the Securities Act of 1933, as amended (the “Securities Act”), and the offering thereof from time to time in accordance with Rule 415 of the rules and regulations of the Commission under the Securities Act.  Such registration statement, including the exhibits thereto, as amended at the Commencement Date (as hereinafter defined), is hereinafter referred to as the “Registration Statement.” The Issuer proposes to file with the Commission from time to time, pursuant to Rule 424 under the Securities Act, supplements to the prospectus included in the Registration Statement that will describe certain terms of the Notes.  The prospectus in the form in which it appears in the Registration Statement is hereinafter referred to as the “Basic Prospectus.” The term “Prospectus” means the Basic Prospectus together with the prospectus supplement or supplements (each a “Prospectus Supplement”) specifically relating to the Notes, as filed with, or transmitted for filing to, the Commission pursuant to Rule 424.  As used herein, the terms “Basic Prospectus” and “Prospectus” shall include in each case the documents incorporated by reference therein.  The terms “supplement,” “amendment” and “amend” as used herein shall include all documents deemed to be incorporated by reference in the Prospectus that are filed subsequent to the date of the Basic Prospectus by the Issuer with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  If the Issuer has filed an abbreviated registration statement to register additional notes pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement.

1.             Representations and Warranties.  The Issuer represents and warrants to and agrees with you as of the Commencement Date (as hereinafter defined), as of each date on which the Issuer accepts an offer to purchase the Notes (including any purchase by you as principal pursuant to a Terms Agreement), as of each date the Issuer issues and delivers Notes and as of each date the Registration Statement or the Basic Prospectus is amended or supplemented, as follows (it being understood that such representations, warranties and agreements shall be deemed to relate to the Registration Statement, the Basic Prospectus and the Prospectus, each as amended or supplemented to each such date):

(a)           The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Issuer, threatened by the Commission.

(b)           (i) Each document filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that (1) the representations and warranties set forth in this Section 1(b) do not apply to (A) statements or omissions in the Registration Statement or the Prospectus based upon information relating to you furnished to the Issuer in writing by you expressly for use therein or (B) to those parts of the Registration Statement that constitute the Statements of

Eligibility of the Trustee (Form T-1) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), (2) the representations and warranties set forth in clauses (iii) and (iv) above, when made as of the Commencement Date or as of any date on which the Issuer accepts an offer to purchase the Notes, shall be deemed not to cover information concerning an offering of particular Notes to the extent such information will be set forth in a supplement to the Basic Prospectus and (3) the representations and warranties set forth in clauses (ii), (iii) and (iv) above, when made as of any date on which the Issuer accepts an offer to purchase the Notes, shall be deemed to cover only the information concerning the offering of such Notes.

(c)           The Issuer is a bank incorporated under and governed by the Bank Act (Canada), has full corporate power and authority to enter into and perform its obligations under this Agreement and to own its property and to conduct its business, subject to applicable laws, as described in the Prospectus in effect as at such date.

(d)           This Agreement has been duly authorized, executed and delivered by the Issuer and any applicable Written Terms Agreement, as of the date it is delivered, will have been duly authorized, executed and delivered.

(e)           The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Issuer and is a valid and binding agreement of the Issuer, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(f)            The form of Notes has been duly authorized and established in conformity with the provisions of the Indenture and, when the Notes have been executed and authenticated in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof, the Notes will be entitled to the benefits of such Indenture and will be valid and binding obligations of the Issuer, enforceable in accordance with their respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(g)           The execution and delivery by the Issuer of this Agreement, the Notes, the Indenture, any applicable Written Terms Agreement and the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture, or any applicable Terms Agreement will not contravene any provision of applicable law or any agreement or other instrument binding upon the Issuer, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Issuer, other than any such contravention which would not reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”) and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture or any applicable Terms Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Notes and except such the absence of which would not reasonably be expected to have a Material Adverse Effect; provided, however, that no representation is made or warranty given as to whether the purchase of the Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended.

(h)           There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the business, results of operation or financial condition of the Issuer and its subsidiaries, taken as a whole, from that set forth in the Prospectus, as amended or supplemented.

(i)            There are no legal or governmental proceedings pending or threatened to which the Issuer is a party or to which any of the properties of the Issuer is subject that are required to be described in the Registration Statement or the Prospectus, each as amended or supplemented, and are not so described.

(j)            The Issuer is not and, after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(b)(ii), (iii) and (iv), 1(f) (except as to due authorization of the Notes) and 1(g), when made as of the Commencement Date, or as of any date on which you solicit offers to purchase the Notes, with respect to any Notes, the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with the Issuer, baskets of such securities, equity indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2.     Solicitations as Agent; Purchases as Principal.

(a)           Solicitations as Agent.  In connection with your actions as agent hereunder, you agree to use reasonable efforts to solicit offers to purchase the Notes upon the terms and conditions set forth in the Prospectus as then amended or supplemented.

The Issuer reserves the right, in its sole discretion, to instruct you to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes.  Upon receipt of a notice from the Issuer, you will forthwith suspend solicitations of offers to purchase Notes from the Issuer until such time as the Issuer has advised you that such solicitation may be resumed.  While such solicitation is suspended, the Issuer shall not be required to deliver any certificates, opinions or letters in accordance with Sections 6(a), 6(b) and 6(c) provided, however, that if the Registration Statement or Prospectus is amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for (i) the determination of the variable terms of the Notes, (ii) an offering of securities other than the Notes, or (iii) a change you deem to be immaterial), you shall not be required to resume soliciting offers to purchase the Notes until the Issuer has delivered such certificates, opinions and letters as you may request.

The Issuer agrees to pay to you, as consideration for the sale of each Note resulting from a solicitation made or an offer to purchase received by you, a commission in the form of a discount of up to 5% of the purchase price of such Note, depending upon such Note’s maturity (provided that the commission for Notes having a maturity of 30 years or greater will be negotiated), or such other discount as may be specified in the Prospectus Supplement relating to such Note.  The Issuer reserves the right to pay Agents different commissions with respect to the solicitation of a tranche of Notes based upon the principal amount of such Notes sold by the Issuer and solicited by such Agent or based upon such Agent’s agreement to act as a co-manager of the specific offering.

You shall communicate to the Issuer, orally or in writing, each offer to purchase the Notes received by you as agent that in your judgment should be considered by the Issuer.  The Issuer shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part.  You shall have the right to reject any offer to purchase Notes that you consider to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein.

(b)           Purchases as Principal.  Each sale of Notes to you as principal shall be made in accordance with the terms of this Agreement.  In connection with each such sale, the Issuer will enter into a Terms Agreement that will provide for the sale of such Notes to and the purchase thereof by you.  Each Terms Agreement will take the form of either (i) a written agreement between you and the Issuer, which may be substantially in the form of Exhibit A hereto (each, a “Written Terms Agreement”), or (ii) an oral agreement between you and the Issuer confirmed in writing by you to the Issuer.

Your commitment to purchase Notes as principal pursuant to a Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Issuer herein contained and shall be subject to the terms and conditions herein set forth.

Each Terms Agreement shall specify the principal amount of Notes to be purchased by you pursuant thereto, the maturity date of such Notes, the price to be paid to the Issuer for such Notes, the interest rate and interest rate formula, if any, applicable to such Notes and any other terms of such Notes.  Each such Terms Agreement may also specify any requirements for officers’ certificates, opinions of counsel and letters from the independent auditors of the Issuer pursuant to Section 5 hereof.  A Terms Agreement may also specify certain provisions relating to the reoffering of such Notes by you.

Each Terms Agreement shall specify the time and place of delivery of and payment for such Notes.  Unless otherwise specified in a Terms Agreement, the procedural details relating to the issue and delivery of Notes purchased by you as principal and the payment therefor shall be as set forth in this Agreement.  Each date of delivery of and payment for the Notes to be purchased by you as principal pursuant to a Terms Agreement is referred to herein as a “Settlement Date.”

Unless otherwise specified in a Terms Agreement, if you are purchasing Notes as principal, you may resell such Notes to other dealers in connection with an offering of the Notes.  Any such sales may be at a discount, which shall not exceed the amount set forth in the Prospectus Supplement relating to such Notes.

(c)           Delivery.  The documents required to be delivered by Section 5 of this Agreement as a condition precedent to your obligation to begin soliciting offers to purchase the Notes as agent of the Issuer shall be delivered at the office of CIBC World Markets Corp. not later than 4:00 p.m., New York time, on the date hereof, or at such other time and/or place as you and the Issuer may agree upon in writing, but in no event later than the day prior to the earlier of (i) the date on which you begin soliciting offers to purchase the Notes and (ii) the first date on which the Issuer accepts any offer by you to purchase the Notes as principal.  The date of delivery of such documents is referred to herein as the “Commencement Date.”

3.     Agreements.  The Issuer agrees with you that:

(a)           Prior to the termination of the offering of the Notes pursuant to this Agreement or any Terms Agreement, the Issuer will not file any Prospectus Supplement relating to the Notes or any amendment to the Registration Statement (other than any amendment or supplement providing solely for the determination of the variable terms of the Notes or relating solely to the offering of securities other than the Notes) unless the Issuer has previously furnished to you a copy thereof for your review and will not file any such proposed supplement or amendment to which you reasonably object; provided, however, that the foregoing requirement shall not apply to any of the Issuer’s periodic filings with the Commission required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act, copies of which filings the Issuer will cause to be delivered to you promptly after being transmitted for filing with the Commission.  Subject to the foregoing sentence, the Issuer will promptly cause each Prospectus Supplement to be filed with or transmitted for filing to the Commission in accordance with Rule 424(b) under the Securities Act.  The Issuer will promptly advise you of (i) the filing of any amendment or supplement to the Basic Prospectus, (ii) the filing and effectiveness of any amendment to the Registration Statement, (iii) any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Basic Prospectus or for any additional information, (iv) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.  The Issuer will use its best efforts to prevent the issuance of any such stop order or notice of suspension of qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(b)           If, at any time when a prospectus relating to the Notes is required to be delivered under the Securities Act, any event occurs or condition exists as a result of which the Prospectus, as then amended or supplemented, would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances when the Prospectus, as then amended or supplemented, is delivered to a purchaser, not misleading, or if, in your opinion or in the opinion of the Issuer, it is necessary at any time to amend or supplement the Prospectus, as then amended or supplemented, to comply with applicable law, the Issuer will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Notes and, if so notified by the Issuer, you shall forthwith suspend such solicitation and cease using the Prospectus, as then amended or supplemented.  If the Issuer decides to amend or supplement the Registration Statement or Prospectus, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus to you in such quantities as you may reasonably request.  If any documents, certificates, opinions and letters furnished to you pursuant to paragraph (f) below and Sections 6(a), 6(b) and 6(c) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to you, upon the filing with the Commission of such amendment or supplement to the Prospectus or upon the effectiveness of an amendment to the Registration Statement, you will resume the solicitation of offers to purchase Notes hereunder.  Notwithstanding any other provision of this Section 4(b), until the distribution of any Notes you may own as principal has been completed, if any event described above in this paragraph (b) occurs, the Issuer will, at its own expense, forthwith prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, will supply such amended or supplemented Prospectus to you in such quantities as you may reasonably request and shall furnish to you pursuant to paragraph (f) below and Sections 6(a), 6(b) and 6(c) such documents, certificates, opinions and letters as you may request in connection with the preparation and filing of such amendment or supplement.

(c)           The Issuer will make generally available to its security holders and to you as soon as practicable earning statements that satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(d)           The Issuer will furnish you in New York City, without charge, (i) a signed copy of the Registration Statement, including exhibits and all amendments thereto, and as many copies of the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto as you may reasonably request and (ii) at the time that you purchase Notes pursuant to a Terms Agreement or solicit an offer to purchase Notes that is accepted by the Issuer, prior to 10:00 a.m. New York City time on the business day next succeeding the date of such Terms Agreement or the acceptance of such offer, as many copies of the Prospectus, as then amended or supplemented (including the Prospectus Supplement relating to the Notes to be purchased pursuant to such Terms Agreement or accepted offer), as you may reasonably request.

(e)           The Issuer will endeavor to qualify the Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request and to maintain such qualifications for as long as you shall reasonably request; provided that in no event shall the Issuer be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Notes, or taxation in any jurisdiction where it is not now so subject.

(f)            The Issuer shall notify you promptly in writing of any downgrading, or of its receipt of any notice of any intended or potential downgrading or of any review for possible change that does not indicate the direction of the possible change, in the rating accorded the Issuer or any of the Issuer’s securities by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(g)           The Issuer will, whether or not any sale of Notes is consummated, pay all expenses incident to the performance of its obligations under this Agreement and any Terms Agreement, including:  (i) the preparation and filing of the Registration Statement and the Prospectus and all amendments and supplements thereto, (ii) the preparation, issuance and delivery of the Notes, (iii) the fees and disbursements of the Issuer’s counsel and accountants, of the Trustees and their counsel, (iv) the qualification of the Notes (and of any securities comprised thereby) under securities or Blue Sky laws in accordance with the provisions of Section 4(f), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto and of the Prospectus and any amendments or supplements thereto, (vi) the printing and delivery to you of copies of the Indentures, and any Blue Sky, (vii) any fees charged by rating agencies for the rating of the Notes, (viii) the fees and expenses, if any, incurred with respect to any filing with the National Association of Securities Dealers, Inc., (ix) the reasonable fees and disbursements of your counsel incurred in connection with the offering and sale of the Notes, including any opinions to be rendered by such counsel hereunder, and (x) any reasonable out-of-pocket expenses incurred by you in connection with your activities pursuant to this Agreement; provided that any advertising expenses incurred by you shall have been approved by the Issuer.

(h)           During the period beginning on the date of any Terms Agreement and continuing to and including the Settlement Date with respect to such Terms Agreement, the Issuer will not, without your prior consent, offer, sell, contract to sell or otherwise dispose of in the U.S. domestic capital markets, any debt securities of the Issuer substantially similar to the Notes set forth in such Terms Agreement (other than (A) the Notes that are to be sold pursuant to such Terms Agreement, (B) Notes previously agreed to be sold by the Issuer and (C) commercial paper issued in the ordinary course of business) except as may otherwise be provided in the applicable Terms Agreement.

4.     Delivery and Payment.  If any order to purchase a Note or Notes is accepted by the Issuer, the Issuer will (ii) prepare a terms supplement (a “Terms Supplement”) reflecting the terms of such Note, (i) arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Terms Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act, (iii) as soon as possible and in any event not later than the date on which such Terms Supplement is filed with the Commission, deliver the number of copies of such Terms Supplement to the Agent or Agents soliciting the offer to purchase such Notes (each an “Applicable Agent”) as the Applicable Agent shall request, (iv) on the Agent’s behalf, promptly file an electronic format document of such Terms

Supplement with the National Association of Securities Dealers, Inc. (the “NASD”) and (v) promptly notify the Trustee of the terms of the Notes and the Settlement Date.  The Applicable Agent will cause such Terms Supplement to be delivered to the purchaser of the Note in accordance with the applicable requirements of Federal securities laws.  In each instance that a Terms Supplement is prepared, the Applicable Agent will affix the Terms Supplement to Prospectuses prior to their use.  Delivery of and payment for the Notes shall be made on the Settlement Date.  Delivery of and payment for the Notes shall be made through the facilities of The Depository Trust Company and its Participant Terminal System.

5.     Conditions of the Obligations of the Agent.  Your obligation to solicit offers to purchase Notes as agent of the Issuer, your obligation to purchase Notes as principal pursuant to any Terms Agreement and the obligation of any other purchaser to purchase Notes will be subject to the accuracy of the representations and warranties on the part of the Issuer herein, to the accuracy of the statements of the Issuer’s officers made in each certificate furnished pursuant to the provisions hereof and to the performance and observance by the Issuer of all covenants and agreements herein contained on its part to be performed and observed (in the case of your obligation to solicit offers to purchase Notes, at the time of such solicitation, and, in the case of your or any other purchaser’s obligation to purchase Notes, at the time the Issuer accepts the offer to purchase such Notes and at the time of issuance and delivery) and to the following additional conditions precedent when and as specified:

(a)           Prior to such solicitation or purchase, as the case may be:

(i)            there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Issuer from that set forth in the Prospectus, as amended or supplemented at the time of such solicitation or at the time such offer to purchase was made, that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Notes on the terms and in the manner contemplated by the Prospectus, as so amended or supplemented;

(ii)           there shall not have occurred and be continuing any (A) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange or the National Association of Securities Dealers, Inc., (B) suspension of trading of any securities of the Issuer on any exchange or in any over-the-counter market, (C) declaration of a general moratorium on commercial banking activities in New York by either federal or New York State authorities or (D) any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and, in the case of any of the events described in clauses (ii)(A) through (D), such event, singly or together with any other such event, makes it, in your judgment, impracticable to market the Notes on the terms and in the manner contemplated by the Prospectus, as amended or supplemented at the time of such solicitation or at the time such offer to purchase was made; and

(iii)          there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Issuer or any of the Issuer’s securities by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act;

(A)          except, in each case described in paragraph (i), (ii) or (iii) above, as disclosed to you in writing by the Issuer prior to such solicitation or, in the case of a purchase of Notes, before the offer to purchase such Notes was made, or,

(B)           unless in each case described in paragraphs (i), (ii) or (iii) above, the relevant event shall have occurred and been known to you prior to such solicitation or, in the case of a purchase of Notes, before the offer to purchase such Notes was made.

(b)           On the Commencement Date you shall have received:

(i)            The opinion, dated as of such date, of Mayer, Brown, Rowe & Maw LLP, special U.S. counsel to the Issuer, or of other counsel satisfactory to you, with respect to matters involving the application of the laws of the United States, to the effect that:

(A)          the Indenture has been duly qualified under the Trust Indenture Act and, assuming it has been duly authorized, executed and delivered by the Issuer, the Indenture is a valid and binding agreement of the Issuer, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law;

(B)           assuming the Notes have been duly authorized by the Issuer as a matter of Canadian law, the form of Notes has been duly authorized and established in conformity with the provisions of the Indenture and when the Notes are executed by the Issuer and authenticated by the Trustee or its duly appointed agent in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof on the date of such opinion, the Notes will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Issuer, enforceable in accordance with their respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law;

(C)           the execution and delivery by the Issuer of the Notes, the Indenture, and any applicable Written Terms Agreement and the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture, and any applicable Terms Agreement will not contravene any provision of applicable U.S. federal or New York State law that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements or, to such counsel’s knowledge, any agreement or other instrument binding upon the Issuer or any of its consolidated subsidiaries that is material to the Issuer and its consolidated subsidiaries, taken as a whole, or any judgment, order or decree of any U.S. federal or New York State governmental body, agency or court having jurisdiction over the Issuer or any of its consolidated subsidiaries, and no consent, approval, authorization or order of or qualification with any U.S. federal governmental body or agency that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements is required for the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture, and any applicable Terms Agreement, except that no opinion need be expressed with respect to (i) the securities or Blue Sky laws of the various states or (ii) whether the purchase of the Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended;

(D)          the statements in the Prospectus, as then amended or supplemented, under the captions “Description of Notes” (in the Prospectus Supplement), “Description of Debt Securities” (in the Basic Prospectus), “Plan of Distribution” (in the Prospectus Supplement and in the Basic Prospectus), in each case insofar as such statements constitute summaries of the legal matters, documents or proceedings referred to therein, fairly present the information called for with respect to such legal matters, documents and proceedings and fairly summarize the matters referred to therein;

(E)           such counsel does not know of any legal or governmental proceedings pending or threatened before any U.S. federal or New York State governmental body, agency or court to which the Issuer is a party or to which any of the properties of the Issuer is subject that are required to be described in the Registration Statement or the Prospectus, as then amended or supplemented, and are not so described;

(F)           the Issuer is not and, after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(G)           each document filed pursuant to the Exchange Act and incorporated by reference in the Prospectus as then amended or supplemented (except that such counsel need not express any opinion with respect to financial statements, schedules and other financial data included therein) complied when so filed as to form in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder; and the Registration Statement and Prospectus, as then amended or supplemented, if applicable, complied as to form in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need not express any opinion with respect to financial statements, schedules and other financial data included therein).

Notwithstanding the foregoing, the opinions described in subparagraphs (D), (E) and (F) of paragraph 4(b)(i) above, when contained in an opinion delivered on the Commencement Date shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission to notes the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with the Issuer, baskets of such securities, equity indices or other factors.

In addition, such counsel shall state that it has examined various documents and participated in conferences with representatives of the Issuer, its accountants and with your representatives at which times the contents of the Registration Statement and the Prospectus and related matters were discussed and, though such counsel is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the statements contained therein or makes no representation that it has independently verified or checked the accuracy, completeness or fairness of such statements, such counsel shall advise you that no facts have come to its attention that caused it to believe that the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading or that the Prospectus, as then amended or supplemented, if applicable, as of the date of such opinion, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such counsel need not express a view as to (i) the financial statements and related schedules included or incorporated by reference in or omitted from the Registration Statement or Prospectus or (ii) information concerning an offering of particular Notes to the extent such information will be set forth in a supplement to the Basic Prospectus.

(ii)           The opinion, dated as of such date, of Blake, Cassels & Graydon LLP, or of other counsel satisfactory to you, with respect to matters involving the application of the laws of Canada, to the effect that:

(A)          The Issuer is a bank incorporated under and governed by the Bank Act (Canada), has full corporate power and authority to enter into and perform its obligations under this Agreement and to own its property and to conduct its business, subject to applicable laws, as described in the Prospectus in effect as at such date;

(B)           each of this Agreement, the Indenture and any applicable Written Terms Agreement has been duly authorized, executed and delivered by the Issuer; and

(C)           the execution and delivery by the Issuer of the Notes, the Indenture, and any applicable Written Terms Agreement and the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture, and any applicable Terms Agreement will not contravene any provision of applicable

Canadian federal or Ontario provincial law that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements and no consent, approval, authorization or order of or qualification with any Canadian federal or Ontario provincial governmental body or agency that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements, is required for the performance by the Issuer of its obligations under this Agreement, the Notes, the Indenture, and any applicable Terms Agreement, except that no opinion must be expressed with respect to the various states or provinces or territories in connection with the offer and sale of the Notes.

(iii)          The opinion, dated as of such date, from the General Counsel of the Issuer or such other internal lawyer of the Issuer as shall be reasonably acceptable to CIBC World Markets Corp. to the effect that:

(A)          The execution and delivery by the Issuer of the Notes, the Indenture and any applicable Written Terms Agreement and the performance by the Issuer of its obligations thereunder will not contravene, to such counsel’s knowledge, any agreement or other instrument binding upon the Issuer or any of its consolidated subsidiaries that is material to the Issuer and its consolidated subsidiaries, taken as a whole, or any judgement, order or decree of any governmental body, agency or court having jurisdiction over the Issuer or any of its consolidated subsidiaries; and

(B)           Such counsel does not know of any legal or governmental proceedings pending or threatened before any governmental body, agency, or court to which the Issuer is a party or to which any of the properties of the Issuer is subject that are required to be described in the Registration Statement or Prospectus, as then amended or supplemented, and are not so described.

(iv)          The opinion, dated as of such date, of Mayer, Brown, Rowe & Maw, special U.S. tax counsel to the Issuer, to the effect that the statements set forth under the caption “United States Federal Taxation” in the Prospectus Supplement, insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein.

(v)           The opinion, dated as of such date, of Blake, Cassels & Graydon LLP, Canadian tax counsel to the Issuer, to the effect that the statements set forth under the caption “Canadian Federal Income Taxation” in the Prospectus Supplement, subject to the limitations, qualifications and assumptions set out therein and insofar as such statements relate to statements of law or legal conclusions under the laws of the Canada or matters of Canadian law, fairly present the information called for and fairly summarize the matters referred to therein.

(c)           If called for by any Terms Agreement, on the corresponding Settlement Date, you shall have received:

(i)            The opinion, dated as of such date of Blake Cassels & Graydon LLP or such other Canadian counsel who is satisfactory to you, who may be an officer of the issuer, with respect to matters covered in paragraph 4(b)(ii); and

(ii)           The opinion, dated as of such date of Mayer, Brown, Rowe & Maw or such other U.S. counsel who is satisfactory to you, to the effect that:

(A)          the statements set forth under the caption “United States Federal Taxation” in the Prospectus Supplement, insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein;

(B)           the statements in the Prospectus, as then amended or supplemented, under the captions “Description of Notes” (in the Prospectus Supplement), “Description of Debt Securities” (in the Basic Prospectus), “Plan of Distribution” (in the Prospectus Supplement and in the Basic Prospectus), in each case insofar as such statements constitute summaries of the legal matters, documents or proceedings referred to therein, fairly present the information called for with respect to such legal matters, documents and proceedings and fairly summarize the matters referred to therein; and

(C)           the Prospectus Supplement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements relating to the Notes therein, in the light of the circumstances under which they were made, not misleading (except such counsel need not express any opinion with respect to financial statements, schedules and other financial data included in or incorporated by reference into the Prospectus Supplement or statements relating to the Issuer).

The opinion of counsel described in paragraphs (b) and (c) above shall be rendered to you at the request of the Issuer and shall so state therein.

(d)           On the Commencement Date and, if called for by any Terms Agreement, on the corresponding Settlement Date, you shall have received a certificate, dated the Commencement Date or such Settlement Date, as the case may be, and signed by an executive officer of the Issuer to the effect set forth in subparagraph (a)(iii) above and to the effect that the representations and warranties of the Issuer contained in this Agreement are true and correct as of such date and that the Issuer has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before such date.  The officer signing and delivering such certificate may rely upon the best of his knowledge as to proceedings threatened.

(e)           On the Commencement Date and, if called for by any Terms Agreement on the corresponding Settlement Date, the Issuer’s independent auditors shall have furnished to you a letter or letters, dated as of the Commencement Date or such Settlement Date, as the case may be, in form and substance satisfactory to you containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Prospectus, as then amended or supplemented; provided that each letter so furnished shall use a “cut-off date” no more than 3 business days prior to the date of such letter.

(f)            On the Commencement Date and on each Settlement Date, the Issuer shall have furnished to you such appropriate further information, certificates and documents as you may reasonably request.

6.     Additional Agreements of the Issuer.

(a)           Each time the Registration Statement or Prospectus is amended or supplemented (other than by an amendment or supplement providing solely for (i) the determination of the variable terms of the Notes, (ii) an offering of securities other than the Notes, or (iii) a change you deem to be immaterial) or supplemental information is incorporated by reference in the Prospectus from the Issuer’s Annual Report on Form 40-F, the Issuer will deliver or cause to be delivered forthwith to you a certificate signed by an executive officer of the Issuer, dated the date of such amendment or supplement, as the case may be, in form reasonably satisfactory to you, of the same tenor as the certificate referred to in Section 5(d) relating to the Registration Statement or the Prospectus as amended or supplemented to the time of delivery of such certificate.

(b)           Each time the Issuer furnishes a certificate pursuant to Section 6(a), the Issuer will furnish or cause to be furnished forthwith to you a written opinion of Mayer, Brown, Rowe & Maw LLP, special U.S. counsel for the Issuer, or such other U.S. counsel who is satisfactory to you.  Any such opinion shall be dated the date of such amendment, supplement or Annual Report on Form 40-F, as the case may be, shall be in a form satisfactory to you and shall be of the same tenor as the opinions referred to in the last paragraph of subparagraph 4(b)(i).  In lieu of such opinion, counsel last furnishing such an opinion to you may furnish to you a letter to the effect that you may rely on such last opinion to the same extent as though it were dated the date of such letter (except that statements in such last opinion will be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to the time of delivery of such letter).

(c)           Each time the Registration Statement or the Prospectus is amended or supplemented to set forth amended or supplemental financial information (other than quarterly financial information filed under cover of a Form 6-K and incorporated by reference into the Registration or the Prospectus) or such amended or supplemental information is incorporated by reference in the Prospectus from the Issuer’s Annual Report on Form 40-F, the Issuer shall cause its independent auditors forthwith to furnish you with a letter, dated the date of such amendment or supplement, as the case may be, in form satisfactory to you, of the same tenor as the letter referred to in Section 5(e), with regard to the amended or supplemental financial information included or incorporated by reference in the Registration Statement or the Prospectus as amended or supplemented to the date of such letter; provided that each letter so furnished shall use a “cut-off date” no more than three business days prior to the date of such letter.

7.     Indemnification and Contribution.

(a)           The Issuer agrees to indemnify and hold harmless you and each person, if any, who controls you within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof or the Prospectus (as amended or supplemented if the Issuer shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to you furnished to the Issuer in writing by you expressly for use therein.

(b)           You agree to indemnify and hold harmless the Issuer, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Issuer within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuer to you, but only with reference to information relating to you furnished to the Issuer in writing by you expressly for use in the Registration Statement or the Prospectus or any amendments or supplements thereto.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, or (iii) the indemnifying party shall not have employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement thereof.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by you, in the case of parties indemnified pursuant to paragraph (a) above, and by the Issuer, in the case of parties indemnified pursuant to paragraph (b) above.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)           To the extent the indemnification provided for in paragraph (a) or (b) of this Section 7 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein in connection with any offering of Notes, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer on the one hand and you on the other hand from the offering of such Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer on the one hand and you on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Issuer on the one hand and you on the other hand in connection with the offering of such Notes shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Issuer bear to the total discounts and commissions received by you in respect thereof.  The relative fault of the Issuer on the one hand and of you on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or by you and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           The Issuer and you agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7, you shall not be required to contribute any amount in excess of the amount by which the total price at which the notes referred to in paragraph (d) above that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  Any party entitled to contribution will promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party under this Section, notify such party form whom contribution may be sought, but the omission to so notify shall not relieve such party from any obligation it may have under this Section.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)            The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Issuer, its officers and you set forth in or made pursuant to this Agreement or any Terms Agreement will remain operative and in full force and effect regardless of (i) any termination of this Agreement or any such Terms Agreement, (ii) any investigation made by or on behalf of you or any person controlling you or by or on behalf of the Issuer, its officers or directors or any person controlling the Issuer and (iii) acceptance of and payment for any of the Notes.  No party shall be liable for contribution with respect to any action, proceeding or claim settled without its written consent.

8.     Position of the Agent.  In acting under this Agreement and in connection with the sale of any Notes by the Issuer (other than Notes sold to you pursuant to a Terms Agreement), you are acting solely as agent of the Issuer and do not assume any obligation towards or relationship of agency or trust with any purchaser of Notes.  You shall make reasonable efforts to assist the Issuer in obtaining performance by each purchaser whose offer to purchase the Notes has been solicited by you and accepted by the Issuer, but you shall not have any liability to the Issuer in the event any such purchase is not consummated for any reason.

9.     Termination.  This Agreement may be terminated at any time either by the Issuer or by you upon the giving of written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of either parties hereto accrued or incurred prior to such termination.  The termination of this Agreement shall not require termination of any Terms Agreement, and the termination of any such Terms Agreement shall not require termination of this Agreement.  If this Agreement is terminated, the provisions of the third paragraph of Section 2(a), the last sentence of Section 4(b) and Sections 4(c), 4(h), 7, 8, 10, 11 and 13 shall survive; provided that if at the time of termination an offer to purchase the Notes has been accepted by the Issuer but the time of delivery to the purchaser or its agent of such Notes has not occurred, the provisions of Sections 1, 2(b), 2(c), 4(a), 4(d), 4(e), 4(f), 4(g), 4(i), 5 and 6 shall also survive until such delivery has been made.

10.  Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to you, will be mailed, delivered or telefaxed and confirmed to you at 300 Madison Avenue, 5th Floor, New York, New York 10017, U.S.A, Attention: Equity Structured Products (telefax number: (212) 856-6596) or, if sent to the Issuer, will be mailed, delivered or telefaxed and confirmed to the Issuer at Commerce Court, Toronto, Ontario, Canada, M5L 1A2, Attention: Michelle Caturay (telefax number: (416) 368-9826).

11.  No Assignment; Successors.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of law and (b) that the Issuer may assign any or all of its rights, interests and obligations hereunder to any purchaser of all of the issued and outstanding shares of the Issuer or a substantial part of its assets.  Subject to the preceding sentence, this Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7 and the purchasers of Notes (to the extent expressly provided in Section 5), and no other person will have any right or obligation hereunder.

12.  Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13.  Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law provisions thereof.

14.  Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed agency accession letter, whereupon this letter and your acceptance shall represent a binding agreement between the Issuer and you.

Very truly yours,

CANADIAN IMPERIAL BANK OF COMMERCE

By:
Name: Linda A. Wallace
Title: Authorized Signatory

CANADIAN IMPERIAL BANK OF COMMERCE

By:
Name: William C. Haney
Title: Authorized Signatory

EXHIBIT A

CANADIAN IMPERIAL BANK OF COMMERCE

EQUITY-LINKED NOTES

TERMS AGREEMENT

•, 200•

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, ON

Canada M5L 1A2

Attention:

Re:  Distribution Agreement dated •, 2005 (the “Distribution Agreement”)

The undersigned agrees to purchase your Equity-Linked Notes, having the following terms:

Principal Amount:	Interest Rate:

Purchase Price:	Reference equity security, securities, index or indices:

Price to Public:	Applicability of Modified Payment upon Acceleration:

Settlement Date and Time:	If yes, state issue price:

Place of Delivery:	Amortization Schedule:

Specified Currency:	Applicability of Annual Interest Payments:

Original Issue Date:	Denominated Currency (if any):

Interest Accrual Date:	Indexed Currency or Currencies (if any):

Maturity Date:	Payment Currency (if any):

Optional Repayment Date(s):	Exchange Rate Agent (if any):

Optional Redemption Date(s):	Reference Dealers:

Initial Redemption Date:	Face Amount (if any):

Initial Redemption Percentage:	Fixed Amount of each Indexed Currency (if any):

Annual Redemption Percentage Reduction:	Aggregate Fixed Amount of each Indexed Currency (if any):

Ranking:	Applicability of Issuer’s Option to Extend Original Maturity Date:

Other Provisions:	If yes, state Final Maturity Date:

The provisions of Sections 1, 2(b) and 2(c) and 4 through 7 and 10 through 14 of the Distribution Agreement and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

This Agreement is also subject to termination on the terms incorporated by reference herein.  If this Agreement is terminated, the provisions of Sections 4(h), 7, 10, 11 and 13 of the Distribution Agreement shall survive for the purposes of this Agreement

The following information, opinions, certificates, letters and documents referred to in Section 5 of the Distribution Agreement will be required:

.

[NAME OF PURCHASER]

By:
Name:
Title:

Accepted:

CANADIAN IMPERIAL BANK OF COMMERCE

By:
Name:
Title:

EXHIBIT B

FORM OF AGENT ACCESSION LETTER

•, 200•

To:	Canadian Imperial Bank of Commerce (the “Issuer”)

	Re:	Canadian Imperial Bank of Commerce
Equity Linked Notes

Dear Sirs,

We refer to the Amended and Restated Distribution Agreement dated •, 2005 and made between the Issuer and the Agents party thereto (which agreement, as amended, supplemented or restated from time to time, is herein referred to as the “Agency Agreement”).

We confirm that we are in receipt of a copy of the Agency Agreement and             a copy of such of the other documents related to the Issuer’s equity-linked notes referred to in the Agency Agreement as we have requested, and have found them to our satisfaction or (in the case of the documents referred to in (ii) above) have waived such production.

For the purposes of the Dealer Agreement our notice details are as follows: [insert name, address, telephone, facsimile and attention]

In consideration of the appointment by the Issuer of us as an Agent under the Distribution Agreement we hereby undertake, for the benefit of the Issuer and each of the other Agents, that, in relation to each issuance of Notes with respect to which we are appointed as Agent, we will perform and comply with all the duties and obligations expressed to be assumed by an Agent under the Agency Agreement.

This letter is governed by, and shall be construed in accordance with, New York law.

Very truly yours,

[Name of New Agent]

By:
Name:
Title: